RECEIVED
AUG 14 2018
OFFICE OF THE SECRETARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer



SEC Mail Processing
AUG 14 2018
Washington, DC

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2018
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant's name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. Form 6k dated August 8, 2018
2. Notice of Annual General Meeting
3. Form of Proxy and Attendance Slip

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: August 8, 2018

By: Vivek Ranjan

Name: Vivek Ranjan

Title: Chief Manager



NOTICE ▶

NOTICE

NOTICE is hereby given that the Twenty-Fourth Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held on Wednesday, September 12, 2018 at 11.30 a.m. at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020 to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the standalone and consolidated financial statements for the financial year ended March 31, 2018 together with the Reports of the Directors and the Auditors thereon.

2. To confirm the interim dividend on preference shares and declare the interim dividend as final dividend.

3. To declare dividend on equity shares.

4. To appoint a director in place of Mr. Vijay Chandok (DIN: 01545262), who retires by rotation and, being eligible, offers himself for re-appointment.

5. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

   RESOLVED THAT pursuant to the provisions of Sections 139-142 and other applicable provisions, if any, of the Companies Act, 2013 read with the underlying rules viz. Companies (Audit and Auditors) Rules, 2014 as may be applicable and the provisions of the Banking Regulation Act, 1949 and pursuant to the approval granted by Reserve Bank of India, M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) be appointed as statutory auditors of the Company, in place of retiring auditors B S R & Co. LLP, Chartered Accountants to hold office from the conclusion of this Meeting until the conclusion of the Twenty Fifth Annual General Meeting (AGM) of the Company, on a remuneration inclusive of such tax(es) (as may be applicable) and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee in connection with the audit of the accounts of the Company for the year ending March 31, 2019.

6. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

   RESOLVED THAT pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013, read with the underlying rules viz. Companies (Audit and Auditors) Rules, 2014 as may be applicable, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof) and subject to such regulatory approvals and consents as may be required, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company's branches/offices in or outside India and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices in or outside India for the year ending March 31, 2019.

SPECIAL BUSINESS

7. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

   RESOLVED THAT pursuant to the provisions of Section 149, 150, 152, 160 and all other applicable provisions of the Companies Act, 2013 (the 'Act') read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and basis the recommendation of Board Governance, Remuneration & Nomination Committee and approval of the Board of Directors of the Bank, Ms. Neelam Dhawan (DIN: 00871445), who was appointed as an Additional Independent Director of the Bank, with effect from January 12, 2018 pursuant to the provisions of Section 161 of the Act to hold office up to the date of this Annual General Meeting and in respect of whom the Bank has received a notice in writing from a member proposing her candidature for the office of Independent Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a period of five years with effect from January 12, 2018 to January 11, 2023.

8. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

    RESOLVED THAT pursuant to the provisions of Section 149, 150, 152, 160 and all other applicable provisions of the Companies Act, 2013 (the 'Act') read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and basis the recommendation of Board Governance, Remuneration & Nomination Committee and approval of the Board of Directors of the Bank, Mr. Uday Chitale (DIN: 00043268), who was appointed as an Additional Independent Director of the Bank, with effect from January 17, 2018 pursuant to the provisions of Section 161 of the Act to hold office up to the date of this Annual General Meeting and in respect of whom the Bank has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a period of five years with effect from January 17, 2018 to January 16, 2023.

9. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

    RESOLVED THAT pursuant to the provisions of Section 149, 150, 152, 160 and all other applicable provisions of the Companies Act, 2013 (the 'Act') read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and basis the recommendation of Board Governance, Remuneration & Nomination Committee and approval of the Board of Directors of the Bank, Mr. Radhakrishnan Nair (DIN: 07225354), who was appointed as an Additional Independent Director of the Bank, with effect from May 2, 2018 pursuant to the provisions of Section 161 and other applicable provisions of the Act to hold office up to the date of this Annual General Meeting and in respect of whom the Bank has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a period of five years with effect from May 2, 2018 to May 1, 2023.

10. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

    RESOLVED THAT pursuant to the provisions of Section 149, 150, 152, 160 and all other applicable provisions of the Companies Act, 2013 (the 'Act') read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification (s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and basis the recommendation of Board Governance, Remuneration & Nomination Committee and approval of the Board of Directors of the Bank, Mr. M. D. Mallya (DIN: 01804955), who was appointed as an Additional Independent Director of the Bank, with effect from May 29, 2018 pursuant to the provisions of Section 161 of the Act to hold office up to the date of this Annual General Meeting and in respect of whom the Bank has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a period of five years with effect from May 29, 2018 to May 28, 2023.

NOTICE

11. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

    RESOLVED THAT pursuant to the provisions of Section 149, 150, 152, 160 and all other applicable provisions of the Companies Act, 2013 (the 'Act') read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification (s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and basis the recommendation of Board Governance, Remuneration & Nomination Committee and approval of the Board of Directors of the Bank, Mr. Girish Chandra Chaturvedi (DIN: 00110996), who was appointed as an Additional Independent Director of the Bank, with effect from July 1, 2018 pursuant to the provisions of Section 161 of the Act to hold office up to the date of this Annual General Meeting and in respect of whom the Bank has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a period of three years with effect from July 1, 2018 to June 30, 2021.

12. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

    RESOLVED THAT pursuant to the provisions of the Companies Act, 2013 ("the Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any modification(s) or re-enactment(s) thereof), and the approval granted by Reserve Bank of India (RBI) dated July 17, 2018, the appointment of Mr. Girish Chandra Chaturvedi as an Independent Non-Executive (part-time) Chairman of the Bank effective July 17, 2018 till June 30, 2021 on the following terms and conditions be and is hereby approved:

    (i) a remuneration of ₹ 3,500,000 per annum for the first year till June 30, 2019 and subject to approval of RBI ₹ 4,000,000 per annum for second year till June 30, 2020 and ₹ 4,500,000 per annum for third year till June 30, 2021 or such other amounts per annum as may be approved by RBI.

    (ii) Mr. Chaturvedi also be entitled to payment of sitting fees, maintenance of a Chairman's office at the Bank's expense, free use of Bank's car for official purposes, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/ halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

    RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the said appointment as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

13. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

    RESOLVED THAT Mr. Sandeep Bakhshi, (DIN: 00109206) in respect of whom the Bank has received notice in writing under Section 160 of the Companies Act, 2013 from a Member proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Bank liable to retire by rotation.

14. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

    RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 ("the Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof) and subject to the approval granted by Reserve Bank of India (RBI), the appointment of Mr. Sandeep Bakhshi, (DIN: 00109206) as a wholetime Director and Chief Operating Officer (Designate) of the Bank for a period of five years effective the date of approval by RBI on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by RBI, be and is hereby approved:

3

Salary:

₹ 2,381,000 per month.

Supplementary Allowance (comprising cash allowances in the nature of leave travel allowance, house rent allowance and medical reimbursement):

₹ 1,632,500 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the Members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

Bonus:

An amount up to the maximum limit permitted under RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, subject to such other approvals as may be necessary.

Stock Options

Stock options as may be granted by the Board Governance Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to decide the remuneration (perquisites and bonus) payable to Mr. Bakhshi and to determine his designation during his tenure within the terms mentioned above or such amounts/terms and conditions as may be approved by RBI.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profits in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the said appointment as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

15. To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Section 61 and other applicable provisions of the Companies Act, 2013, approval of the Members be and is hereby accorded to the re-classification of the authorised share capital of the Bank from ₹ 25,000,000,000 (Rupees Two thousand five hundred crores only) divided into 10,000,000,000 equity shares of ₹ 2 each, 15,000,000 shares of ₹ 100 each and 350 shares of ₹ 10,000,000 each to ₹ 25,000,000,000 comprising 12,500,000,000 equity shares of ₹ 2 each.

RESOLVED FURTHER THAT subject to the provisions of Section 13, 61 and other applicable provisions of the Companies Act, 2013 and subject to the approval of Reserve Bank of India and approval(s) from other concerned

NOTICE

Statutory Authority(ies) as may be applicable, Clause V of the Memorandum of Association of the Bank relating to Capital be substituted by the following Clause:

Clause V would be substituted as follows:

The authorised capital of the Company shall be ₹ 25,000,000,000 comprising 12,500,000,000 equity shares of ₹ 2 each with power to increase or reclassify or alter the capital of the Company and to divide/consolidate the shares in the capital for the time being into several classes and face values and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company and the legislative provisions for the time being in force.

RESOLVED FURTHER THAT the Board of Directors of the Bank (which expression shall also include a Committee thereof) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary, the Joint Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this resolution.

16. To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

    RESOLVED THAT subject to the provisions of Section 14 and other applicable provisions of the Companies Act, 2013 and subject to such other approval(s) from the concerned Statutory Authority(ies), including the Reserve Bank of India, Article 5(a) of the Articles of Association of the Bank relating to Capital be substituted by the following Clause:

    Article 5 (a) would be substituted as follows:

    The Authorised Capital of the Company is ₹ 25,000,000,000 comprising 12,500,000,000 equity shares of ₹ 2 each.

    RESOLVED FURTHER THAT the Board of Directors of the Bank (which expression shall also include a Committee thereof) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary, the Joint Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this resolution.

17. To consider and, if thought fit, to pass, the following resolution, as a Special Resolution:

    RESOLVED that in accordance with the provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and ICICI Bank Employees Stock Option Scheme 2000 (Scheme) as amended from time to time and subject to such other approvals as may be required, approval of the Members be and is hereby accorded to amend the definition of Exercise Period in the Scheme as "The "Exercise Period" would commence from the date of vesting and will expire on completion of such period not exceeding five years from the date of vesting of Options as may be determined by the Board Governance Remuneration & Nomination Committee for each grant".

    RESOLVED FURTHER that the above definition of Exercise Period be made applicable to all future grants which will be granted for FY2019.

    RESOLVED FURTHER that for the purpose of giving effect to the above resolution the Board or Board Governance, Remuneration & Nomination Committee of the Board be and is hereby authorised on behalf of the Bank to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose and with power on behalf of the Bank to settle all questions, difficulties or doubts that may arise in regard to implementation of the resolution including but not limited to determination of eligibility or otherwise of employees of the Bank or subsidiaries or any other grantees who continue to be covered by the Scheme to the benefits extended under the Scheme.

18. To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Section 42 and such other provisions of the Companies Act, 2013, underlying Rules viz. Companies (Prospectus and Allotment of Securities) Rules, 2014 as may be applicable, provisions of Securities and Exchange Board of India (Issue and listing of debt securities) Regulations, 2008, any other applicable provision of law, any amendment, variation or re-enactment thereto from time to time and such other regulations as may be applicable, the consent of the Members of the Company be and is hereby accorded to the Board of Directors (which term shall be deemed to include a Committee of the Board to whom the power of borrowings has been delegated by the Board) to borrow from time to time, by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crore (Rupees Twenty Five Thousand crore) on private placement basis during a period of one year from the date of passing of this Resolution within the overall borrowing limits of the Company as approved by the Members from time to time.

RESOLVED FURTHER THAT the Board of Directors of the Company (also deemed to include the Committee of the Board to which the powers of borrowings have been delegated by the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

NOTES:

a. The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 5, 7 to 18 set out in the Notice is annexed hereto.

b. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

Pursuant to the provisions of the Companies Act, 2013 and the underlying rules viz. Companies (Management and Administration) Rules, 2014, a person can act as proxy on behalf of Members not exceeding fifty and holding in the aggregate not more than ten percent of the total share capital of the company carrying voting rights. Proxy shall not have a right to speak at the Meeting and shall not be entitled to vote except on a poll.

c. The Register of Members and the Share Transfer Books of the Company will remain closed from August 28, 2018 to September 12, 2018 (both days inclusive). Dividend for the year ended March 31, 2018, at the rate of ₹ 1.50 per fully paid-up equity share of ₹ 2/- each if declared at the Meeting, will be paid on and from September 13, 2018:

(i) to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on September 12, 2018 after giving effect to all valid transfers in physical form lodged on or before August 27, 2018 with the Company and/or its Registrar and Transfer Agent; and

(ii) in respect of shares held in electronic form, to all beneficial owners as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on August 27,2018.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank *pari passu* in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted

NOTICE

by the Company upto August 27, 2018 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2018, if declared at the Meeting. The dividend proposed is in accordance with applicable RBI guidelines and the dividend policy of the Bank.

d. Voting through electronic means:

I. In compliance with Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, the Company is pleased to provide Members the facility to exercise their right to vote at the 24th Annual General Meeting (AGM) by electronic means. The facility of casting votes by a Member using an electronic voting system from a place other than the venue of the AGM (remote e-voting) will be provided by Central Depository Services (India) Limited (CDSL) and the items of business as detailed in this Notice may be transacted through remote e-voting.

II. A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the depositories as on the cut-off date of September 5, 2018 only shall be entitled to avail the facility of remote e-voting as well as voting at the AGM. The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Bank as on the cut-off date of September 5, 2018 subject to the provisions of Banking Regulation Act, 1949.

III. A person who is not a Member as on the cut-off date should treat this Notice for information purpose only.

IV. The facility for electronic voting shall also be made available at the AGM and the Members attending the AGM who have not already cast their votes through remote e-voting shall be able to exercise their voting rights at the AGM.

V. The Members who have cast their votes through remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

VI. The remote e-voting period commences on Sunday, September 9, 2018 (9:00 a.m. IST) and ends on Tuesday, September 11, 2018 (5:00 p.m. IST). During this period Members of the Bank, holding shares either in physical form or in dematerialised form, as on the cut-off date of September 5, 2018 may cast their vote electronically. The remote e-voting module shall be disabled by CDSL for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

The instructions for remote e-voting are as under:

i. The shareholders should log on to the e-voting website www.evotingindia com.

ii. Click on Shareholders / Members

iii. Now Enter your User ID

a) For CDSL: 16 digits beneficiary ID,

b) For NSDL: 8 Character DP ID followed by 8 Digits Client ID,

c) Members holding shares in Physical Form should enter Folio Number registered with the Company.

iv. Next enter the Image Verification as displayed and Click on Login.

v. If you are holding shares in demat form and had logged on to www.evotingindia.com and voted on an earlier voting of any company, then your existing password is to be used.

vi. If you are a first time user follow the steps given below:

	For Members holding shares in Demat Form and Physical Form
PAN	Enter your 10 digit alpha-numeric PAN issued by Income Tax Department (Applicable for both demat shareholders as well as physical shareholders)
	• Members who have not updated their PAN with the Company/Depository Participant are requested to use the first two letters of their name and the 8 digits of the sequence number in the PAN field.
	• In case the sequence number is less than 8 digits enter the applicable number of 0's before the number after the first two characters of the name in CAPITAL letters. Eg. If your name is Ramesh Kumar with sequence number 1 then enter RA00000001 in the PAN field.
Dividend Bank Details OR Date of Birth (DOB)	Enter the Dividend Bank Details or Date of Birth (in dd/mm/yyyy format) as recorded in your demat account or in the company records in order to login.
	• If both the details are not recorded with the depository or company please enter the member id / folio number in the Dividend Bank details field as mentioned in instruction (iii).

vii. After entering these details appropriately, click on "SUBMIT" tab.

viii. Members holding shares in physical form will then directly reach the Company selection screen. However, members holding shares in demat form will now reach 'Password Creation' menu wherein they are required to mandatorily enter their login password in the new password field. Kindly note that this password is to be also used by the demat holders for voting for resolutions of any other company on which they are eligible to vote, provided that company opts for e-voting through CDSL platform. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

ix. For Members holding shares in physical form, the details can be used only for e-voting on the resolutions contained in this Notice.

x. Click on the EVSN of ICICI Bank Limited.

xi. On the voting page, you will see "RESOLUTION DESCRIPTION" and against the same the option "YES/ NO" for voting. Select the option YES or NO as desired. The option YES implies that you assent to the Resolution and option NO implies that you dissent to the Resolution.

xii. Click on the "RESOLUTIONS FILE LINK" if you wish to view the entire Resolution details.

xiii. After selecting the resolution you have decided to vote on, click on "SUBMIT". A confirmation box will be displayed. If you wish to confirm your vote, click on "OK", else to change your vote, click on "CANCEL" and accordingly modify your vote.

xiv. Once you "CONFIRM" your vote on the resolution, you will not be allowed to modify your vote.

xv. You can also take a print of the votes cast by clicking on "Click here to print" option on the Voting page.

xvi. If a demat account holder has forgotten the changed login password then Enter the User ID and the image verification code and click on Forgot Password & enter the details as prompted by the system.

xvii. Members can also cast their vote using CDSL's mobile app m-Voting available for android based mobiles. The m-Voting app can be downloaded from Google Play Store. Apple and Windows phone users can download the app from the App Store and the Windows Phone Store respectively. Please follow the instructions as prompted by the mobile app while voting on your mobile.

xviii. Note for Non – Individual Shareholders and Custodians

• Non-Individual shareholders (i.e. other than Individuals, HUF, NRI etc.) and Custodian are required to log on to www.evotingindia.com and register themselves as Corporates.

NOTICE

* A scanned copy of the Registration Form bearing the stamp and sign of the entity should be emailed to helpdesk.evoting@cdslindia.com.

* After receiving the login details a Compliance User should be created using the admin login and password. The Compliance User would be able to link the account(s) for which they wish to vote on.

* The list of accounts linked in the login should be mailed to helpdesk.evoting@cdslindia.com and on approval of the accounts they would be able to cast their vote.

* A scanned copy of the Board Resolution and Power of Attorney (POA) which they have issued in favour of the Custodian, if any, should be uploaded in PDF format in the system for the scrutinizer to verify the same.

xix. In case you have any queries or issues regarding e-voting, you may refer the Frequently Asked Questions ("FAQs") and e-voting manual available at www.evotingindia.com under help section or write an email to helpdesk.evoting@cdslindia.com.

VII. You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

VIII. Any person, who acquires shares of the Company and becomes Member of the Company after dispatch of the Notice and holding shares as on the cut-off date i.e. September 5, 2018, should follow the same procedure for e-Voting as mentioned in the Notice.

IX. Alwyn D'Souza of Alwyn D' Souza & Co., Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the electronic voting process at the AGM in a fair and transparent manner.

X. The Chairman shall, at the AGM, at the end of discussion on the resolutions on which voting is to be held, allow e-voting with the assistance of scrutinizer for all those Members who are present at the AGM but have not cast their votes by availing the remote e-voting facility.

XI. The Scrutinizer after the conclusion of voting at the AGM will unblock the votes cast through e-voting in the presence of at least two witnesses not in the employment of the Company and shall make, not later than three days of the conclusion of the AGM, a consolidated scrutinizer's report of the total votes cast in favour or against, if any, to the Chairman or a Director authorised by him in writing, who shall countersign the same. The Chairman or the authorised Director shall declare the result of the voting forthwith.

XII. The Results declared alongwith the Scrutinizer's Report shall be displayed at the Registered Office as well as the Corporate Office of the Company and uploaded on the Company's website www.icicibank.com as well as on the website of CDSL after the same is declared by the Chairman/authorised person. The Results shall also be simultaneously forwarded to the stock exchanges.

e. Members holding shares in physical form are requested to immediately notify change in their address, to the Registrar and Transfer Agent of the Company, viz. 3i Infotech Limited, International Infotech Park, Tower 5, 3rd Floor, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, quoting their Folio Number(s).

In order to avoid fraudulent encashment of dividend warrants, Members holding shares in physical form are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before August 27, 2018 a Bank Mandate (providing details of name and address of bank branch, PIN code and particulars of the bank account) or changes therein, if not provided earlier, under the signature of the Sole/First holder quoting their Folio Number. This information will be printed on the dividend warrants. Members may also avail of the Electronic Clearing Service (ECS) mandate facility provided by the Company.

f. Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, email addresses, nominations, power of attorney, change of address/name etc. to their Depository Participant (DP) only and not to the Company or its Registrar and Transfer Agent. Any such changes effected by the DPs will automatically reflect in the Company's subsequent records.

Pursuant to the provisions of Section 124 of the Companies Act, 2013, the amounts of dividend remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government. Accordingly, the unclaimed dividend for the financial year ended March 31, 2010 was transferred to the IEPF on August 21, 2017. Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules 2016 (IEPF Rules), the shares in respect of which the dividend has not been claimed for seven consecutive years are required to be transferred by the Company to the designated Demat account of the IEPF Authority.

With respect to the unclaimed dividend for the financial year ended March 31, 2011, reminder letters were sent to the Members in March and April 2018 to claim the outstanding dividend amounts on or before June 27, 2018. The unclaimed dividend for the financial year ended March 31, 2011 would accordingly be transferred to the IEPF in August 2018. The corresponding shares alongwith the unclaimed dividend would also be transferred to the demat account of the IEPF Authority. Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2012 and/or subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

g. Members may avail of the nomination facility as provided under Section 72 of the Companies Act, 2013.

h. Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure I to the Notice.

i. This Notice and the Annual Report of the Company circulated to the Members of the Company, will be made available on the Company's website at www.icicibank.com and on the website of CDSL at www.evotingindia.com.

j. Members desirous of getting any information about the accounts and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

k. During the period beginning 24 hours before the time fixed for the commencement of the Meeting and ending with the conclusion of the meeting, a Member would be entitled to inspect the proxies lodged with the Bank between 9:00 a.m. IST and 6:00 p.m. IST at the registered office of the Company, provided that a requisition for the same from a Member is received in writing not less than 3 days before the commencement of the Meeting.

l. All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/Corporate Office of the Company between 11:00 a.m. IST and 1:00 p.m. IST on all working days from the date hereof upto the date of the Meeting. The relevant documents referred to in the Notice and Explanatory Statement will also be available for inspection by the Members at the Meeting.

Regulation 36 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 permits sending of soft copies of Annual Reports to all those Members who have registered their email addresses for the said purpose.

The Companies Act, 2013 has also recognised serving of documents to any Member through electronic mode. In terms of the Circular No. NSDL/CIR/II/10/2012 dated March 9, 2012 issued by National Securities Depository Limited, email addresses made available by the Depository for your respective Depository Participant accounts as part of the beneficiary position downloaded from the Depositories from time to time will be deemed to be your registered email address for serving notices/documents including those covered under Sections 101 and 136 of the Companies Act, 2013 read with Section 20 of the Companies Act, 2013 and the underlying rules relating to transmission of documents in electronic mode. In light of the requirements prescribed by the aforesaid circulars, for those Members whose Depository Participant accounts do not contain the details of their email address, printed copies of the Notice of Annual General Meeting and Annual Report for the year ended March 31, 2018 would be despatched.

The Notice of Annual General Meeting and the copies of audited financial statements, directors' report, auditors' report, business responsibility report etc. will also be displayed on the website of the Bank www.icicibank.com and the other requirements as applicable will be duly complied with. Members holding shares in electronic mode are

NOTICE

requested to ensure to keep their email addresses updated with the Depository Participants. Members who have not registered their email id with their Depository Participants are requested to do so and support the green initiative. Members holding shares in physical mode are also requested to update their email addresses by writing to the Registrar and Transfer Agent of the Company at the address mentioned above quoting their folio number(s).

By Order of the Board

P. Sanker
Senior General Manager (Legal)
& Company Secretary

Mumbai, July 27, 2018
CIN: L65190GJ1994PLC021012
Website: www.icicibank.com
E-mail: investor@icicibank.com

Registered Office:
ICICI Bank Tower
Near Chakli Circle, Old Padra Road
Vadodara 390 007
Phone:0265-6722239

Corporate Office:
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Phone: 022-26538900
Fax: 022-26531230

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item No. 5

The Explanatory Statement is being given in respect of Item No. 5 of the Notice as a matter of good governance. B S R & Co. LLP, Chartered Accountants were appointed as auditors by the Members at their Twentieth Annual General Meeting (AGM) held on June 30, 2014 to hold office till conclusion of the Twenty-Fourth AGM. Their appointment was last ratified by the Members at the Twenty Third Annual General Meeting held on June 30, 2017 where they were appointed as auditors to hold office from the conclusion of the Twenty Third Annual General Meeting until the conclusion of the Twenty-Fourth AGM of the Bank. B S R & Co. LLP have been auditors of the Company for four consecutive years, which is the maximum term for statutory auditors of banking companies as per the guidelines issued by Reserve Bank of India (RBI). Hence they would retire at the conclusion of the forthcoming Annual General Meeting. The Audit Committee and the Board of Directors have placed on record their appreciation of the professional services rendered by B S R & Co. LLP during their association with the Company as its auditors.

It is now proposed to appoint M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013), as Statutory Auditors of the Bank from the conclusion of this AGM until the conclusion of the twenty fifth AGM of the Bank. As per the requirement of the Companies Act, 2013 (the Act) M/s Walker Chandiok & Co LLP, Chartered Accountants have confirmed that the appointment if made would be within the limits specified under Section 141(3) (g) of the Act and it is not disqualified to be appointed as statutory auditor in terms of the provisions of the proviso to Section 139(1), Section 141(2) and Section 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014. Their appointment has been approved by RBI for a period of one year and pursuant to the requirements of RBI guidelines, their appointment is required to be approved on an annual basis. Hence their appointment is presently proposed from the current Annual General Meeting till the conclusion of the twenty fifth Annual General Meeting and thereafter would be placed for approval of the Members on an annual basis subject to the approval of the Reserve Bank of India upto the conclusion of the twenty eighth AGM.

The Directors recommend the Resolution at Item No. 5 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 5 of the accompanying Notice.

Item No. 7

The Board at its Meeting held on January 12, 2018 based on the recommendations of the Board Governance Remuneration & Nomination Committee (Committee) appointed Ms. Neelam Dhawan as an Additional Independent Director of the Bank for five years effective from January 12, 2018 to January 11, 2023 subject to the approval of shareholders. Ms. Neelam Dhawan was appointed based on her expertise in Information Technology and considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

In the opinion of the Board and based on the declaration of independence submitted by Ms. Neelam Dhawan, Ms. Dhawan is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfills the conditions specified in the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations) for appointment as an Independent Director of the Bank.

In terms of Section 161 of the Companies Act, 2013 and Article 135 of Articles of Association of the Bank, Ms. Dhawan will hold office as a Director of the Bank until the conclusion of the upcoming Annual General Meeting. In terms of Section 160 of the Companies Act, 2013, the Bank has received a notice from a Member signifying intention to propose Ms. Dhawan as a candidate for the office of Independent Director of the Bank.

NOTICE

The required details in terms of Regulation 36(3) of the Listing Regulations and Secretarial Standards on General Meeting is provided in the Annexure to the Notice.

Your Directors recommend the resolution at Item No. 7 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Ms. Dhawan, are concerned or interested, financially or otherwise, in the passing of this resolution.

Item No. 8

The Board at its Meeting held on January 17, 2018 based on the recommendations of the Board Governance Remuneration & Nomination Committee (Committee) appointed Mr. Uday Chitale as an Additional Independent Director of the Bank for five years effective from January 17, 2018 to January 16, 2023 subject to the approval of shareholders. Mr. Uday Chitale was appointed based on his expertise in finance and accounts and considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

In the opinion of the Board and based on the declaration of independence submitted by Mr. Uday Chitale, Mr. Chitale is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfills the conditions specified in the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations) for appointment as an Independent Director of the Bank.

In terms of Section 161 of the Companies Act, 2013 and Article 135 of Articles of Association of the Bank, Mr. Chitale will hold office as a Director of the Bank until the conclusion of the upcoming Annual General Meeting. In terms of Section 160 of the Companies Act, 2013, the Bank has received a notice from a Member signifying intention to propose Mr. Chitale as a candidate for the office of Independent Director of the Bank.

The required details in terms of Regulation 36(3) of the Listing Regulations and Secretarial Standards on General Meeting is provided in the Annexure to the Notice.

Your Directors recommend the resolution at Item No. 8 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Chitale, are concerned or interested, financially or otherwise, in the passing of this resolution.

Item No. 9

The Board at its Meeting held on May 2, 2018 based on the recommendations of the Board Governance Remuneration & Nomination Committee (Committee) appointed Mr. Radhakrishnan Nair as an Additional Independent Director of the Bank for five years effective from May 2, 2018 to May 1, 2023 subject to the approval of shareholders. Mr. Nair was appointed based on his special knowledge and practical experience in, inter alia, accountancy, agriculture and rural economy, banking, co-operation, economics and finance and considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

In the opinion of the Board and based on the declaration of independence submitted by Mr. Radhakrishnan Nair, Mr. Nair is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfills the conditions specified in the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations) for appointment as an Independent Director of the Bank.

In terms of Section 161 of the Companies Act, 2013 and Article 135 of Articles of Association of the Bank, Mr. Nair will hold office as a Director of the Bank until the conclusion of the upcoming Annual General Meeting. In terms of Section 160 of the Companies Act, 2013, the Bank has received a notice from a Member signifying intention to propose Mr. Nair as a candidate for the office of Independent Director of the Bank.

The required details in terms of Regulation 36(3) of the Listing Regulations and Secretarial Standards on General Meeting is provided in the Annexure to the Notice.

Your Directors recommend the resolution at Item No. 9 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Nair, are concerned or interested, financially or otherwise, in the passing of this resolution.

Item No. 10

The Board at its Meeting held on May 29, 2018 based on the recommendations of the Board Governance Remuneration & Nomination Committee (Committee) appointed Mr. M. D. Mallya as an Additional Independent Director of the Bank for five years effective from May 29, 2018 to May 28, 2023 subject to the approval of shareholders. Mr. Mallya was appointed based on his specialisation in banking, agriculture and rural economy and considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

In the opinion of the Board and based on the declaration of independence submitted by Mr. M. D. Mallya, Mr. Mallya is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfills the conditions specified in the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations) for appointment as an Independent Director of the Bank.

In terms of Section 161 of the Companies Act, 2013 and Article 135 of Articles of Association of the Bank, Mr. Mallya will hold office as a Director of the Bank until the conclusion of the upcoming Annual General Meeting. In terms of Section 160 of the Companies Act, 2013, the Bank has received a notice from a Member signifying intention to propose Mr. Mallya as a candidate for the office of Independent Director of the Bank.

The required details in terms of Regulation 36(3) of the Listing Regulations and Secretarial Standards on General Meeting is provided in the Annexure to the Notice.

Your Directors recommend the resolution at Item No. 10 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Mallya, are concerned or interested, financially or otherwise, in the passing of this resolution.

Item No. 11

The Board at its Meeting held on June 29, 2018 based on the recommendations of the Board Governance Remuneration & Nomination Committee (Committee) appointed Mr. Girish Chandra Chaturvedi as an Additional Independent Director of the Bank for three years effective from July 1, 2018 to June 30, 2021 subject to the approval of shareholders. Mr. Girish Chaturvedi was appointed based on his specialisation in banking, economics and business management and considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

In the opinion of the Board and based on the declaration of independence submitted by Mr. Girish Chandra Chaturvedi, Mr. Chaturvedi is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as

14

NOTICE

an Independent Director and fulfills the conditions specified in the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015(Listing Regulations) for appointment as an Independent Director of the Bank.

In terms of Section 161 of the Companies Act, 2013 and Article 135 of Articles of Association of the Bank, Mr. Chaturvedi will hold office as a Director of the Bank until the conclusion of the upcoming Annual General Meeting. In terms of Section 160 of the Companies Act, 2013, the Bank has received a notice from a Member signifying intention to propose Mr. Chaturvedi as a candidate for the office of Independent Director of the Bank.

The required details in terms of Regulation 36(3) of the Listing Regulations and Secretarial Standards on General Meeting is provided in the Annexure to the Notice.

Your Directors recommend the resolution at Item No. 11 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Chaturvedi, are concerned or interested, financially or otherwise, in the passing of this resolution.

Item No. 12

The Board at its Meeting held on June 29, 2018 appointed Mr. Girish Chandra Chaturvedi as an Additional, non-executive Independent Director. The appointment has also been placed for approval of the shareholders at the current AGM under item no. 12 of the Notice. The Board at its Meeting held on June 29, 2018 considering the term of Mr. M. K. Sharma as Chairman which was valid upto June 30, 2018 also approved the appointment of Mr. Chaturvedi as Non-Executive (part-time) Chairman of the Bank for a period of three years effective from July 1, 2018 or the date of RBI approval, whichever is later till June 30, 2021 subject to the approval of shareholders and Reserve Bank of India on the following terms and conditions:

(i) a remuneration of ₹ 3,500,000 per annum for the first year till June 30, 2019, ₹ 4,000,000 per annum for second year till June 30, 2020 and ₹ 4,500,000 per annum for third year till June 30, 2021.

(ii) Payment of sitting fees, maintenance of a Chairman's office at the Bank's expense, free use of Bank's car for official purposes, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

RBI vide its letter dated July 17, 2018 has approved the appointment of Mr. Chaturvedi as Non-Executive (part-time) Chairman for a period from the date of its approval till June 30, 2021 on a fixed remuneration of ₹ 3,500,000 per annum. The Bank would make an application to RBI on an annual basis for the enhancement of remuneration as mentioned above and based on the approval granted by RBI would determine the remuneration, however the same will not exceed the levels as stipulated for the respective years as mentioned in the resolution.

The Directors recommend the Resolution at Item No. 12 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Chaturvedi are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 12 of the accompanying Notice.

The terms and conditions relating to the appointment and remuneration of Mr. Chaturvedi as a non-executive part-time Chairman of the Bank, would be available for inspection at the registered office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto September 12, 2018.

Item Nos. 13 and 14

Given the Bank's scale of operations, the growth opportunities in the Indian economy, the rapidly evolving global & domestic business environment and with the objective of further strengthening the executive management at the Board level, the Board at its Meeting held on June 18, 2018, based on the recommendations of the Board Governance Remuneration & Nomination Committee and subject to approval of Reserve Bank of India (RBI), Members and such other regulatory approvals as may be applicable, appointed Mr. Sandeep Bakhshi as a wholetime Director and Chief Operating Officer (Designate) of the Bank for a period of five years effective from June 19, 2018 or the date of receipt of approval from RBI, whichever is later.

In terms of Section 160 of the Companies Act, 2013 ("the Act"), the Bank has received a notice from a Member signifying intention to propose Mr. Bakhshi as a candidate for the office of Director of the Bank. The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 are provided herein after.

The Directors recommend the Resolution at Item No. 13 and 14 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 13 and 14 of the accompanying Notice.

Item Nos. 15 and 16

The authorised share capital of the Bank comprised of ₹ 25,000,000,000 divided into:

i.   10,000,000,000 equity shares of ₹ 2 each

ii.   15,000,000 shares of ₹ 100 each

iii.   350 shares of ₹ 10,000,000 each

The shares as mentioned in (ii) above were categorised as unclassified as per the shareholders' approval on June 8, 2007 and no objection granted by RBI through letter dated June 5, 2007 in anticipation of any future issuance of preference shares which could take place due to necessary changes in applicable laws and regulations. The preference shares as mentioned in (iii) were due for redemption on April 20, 2018 and the same were redeemed on April 20, 2018 after obtaining the requisite statutory approvals.

The requirement pertaining to retention of 15,000,000 shares of ₹ 100 each as unclassified shares was reviewed and it was decided that these unclassified shares may be re-classified in to equity shares. Hence the Board at its Meeting held on April 2, 2018 subject to the no objection of RBI, approved the alteration to the capital clauses of the Memorandum of Association and Articles of Association of the Bank through re-classification of both the 15,000,000 shares of ₹ 100 each as well as the 350 shares of ₹ 10,000,000 each redeemed on April 20, 2018 as equity capital.

The revised Clause V of the Memorandum of Association would read as follows:

The authorised capital of the Company shall be ₹ 25,000,000,000 comprising 12,500,000,000 equity shares of ₹ 2 each with power to increase or reclassify or alter the capital of the Company and to divide/consolidate the shares in the capital for the time being into several classes and face values and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company and the legislative provisions for the time being in force.

NOTICE

The revised Article 5 (a) would read as follows:

The Authorised Capital of the Company is ₹ 25,000,000,000 comprising 12,500,000,000 equity shares of ₹ 2 each.

The Directors recommend the Resolution at Item Nos. 15 and 16 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 15 and 16 of the accompanying Notice.

Item No. 17

The Bank has an 'Employees Stock Option Scheme – 2000' (ESOS scheme) of the Bank framed in line with the SEBI (Share Based Employee Benefits) Regulations, 2014 (Regulations). The Scheme has been amended from time to time with the approval of the Members and as per the amendments last approved by the Members vide a Postal Ballot resolution passed on June 12, 2017 the Exercise Period was defined as the period commencing from the date of vesting and which will expire on completion of such period not exceeding ten years from the date of vesting of Options as may be determined by the Board Governance, Remuneration & Nomination Committee ("BGNRC") for each grant.

In the current context, the Bank is continuing its focus on building granular portfolios both in retail and wholesale with a shorter maturity. This results in an early indication of portfolio quality. Considering this scenario, the Board Governance Remuneration & Nomination Committee and Board at its meetings held on May 7, 2018 with the objective to further enhance employee efforts to execute the current strategy and align the compensation payout schedules for senior management to the time horizon of risks approved the amendment to the definition of Exercise Period as given below:

"The "Exercise Period" would commence from the date of vesting and will expire on completion of such period not exceeding five years from the date of vesting of Options as may be determined by the Board Governance Remuneration & Nomination Committee for each grant".

The amendment is intended to cover only future grants to be made and would come into effect only after approval by Members and will not cover grants already made.

As per the Regulations, any variation to the terms of the Scheme requires the approval of Members by way of a special resolution. There are no other changes to the existing terms of the Scheme. None of the Directors or Key Managerial Personnel of the Bank including their relatives are, in any way, concerned or interested, financially or otherwise, in the proposed resolution except to the extent of grant of stock options to them, if any, under the said Scheme.

The Directors recommend the Resolution at Item No. 17 of the accompanying Notice for approval of the Members of the Bank.

The Directors, Key Managerial Personnel of the Bank and their relatives are concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 17 of the accompanying Notice to the extent of the stock options that may be granted to the Directors or Key Managerial Personnel.

A copy of the draft amended Scheme would be available for inspection at the Registered Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto September 12, 2018.

Item No. 18

Section 42 of the Companies Act, 2013 and its underlying rules viz. Companies (Prospectus and Allotment of Securities) Rules, 2014 (including any modification(s) or re-enactment(s) thereof) provide that a Company shall make a private placement of its securities only if the proposed offer of securities or invitation to subscribe to securities has been previously approved by the Members of the Company, by a Special Resolution, for each of the Offers or Invitations. It further provides that the explanatory statement annexed to the notice for the general meeting shall disclose the basis or justification for the price (including premium, if any) at which the offer or invitation is being made. It also provides that in case of offer or invitation for non-convertible debentures, it shall be sufficient if the Company passes a prior special resolution once in a year for all the offers or invitation for such debentures during the year.

At the Annual General Meeting held on June 30, 2017, the Members had approved a limit of ₹ 25,000 crore for borrowings by way of securities including but not limited to bonds and non-convertible debentures on private placement basis. The Bank has borrowed ₹ 5,555.00 crores (Rupees Five thousand five hundred fifty five crores only) by way of issue of non-convertible debentures (NCDs) on private placement basis since the last AGM. Considering the same, the Bank has assessed its fund requirements and it is proposed that the borrowing limits for the purpose of Section 42 read with the rules relating to this Section for borrowing by way of non-convertible securities including but not limited to bonds and NCDs be retained at the same level of ₹ 25,000 crore (Rupees Twenty five thousand crores only). This would form part of the overall borrowing limits under Section 180(1)(c) of the Companies Act, 2013 of ₹ 250,000 crore (Rupees two hundred and fifty thousand crore) approved by the Members at the AGM held on June 30, 2014. The resolution under Section 42 will be valid for a period of one year from the date of passing this resolution. The pricing of the non-convertible securities including but not limited to bonds and non-convertible debentures (NCDs) depends primarily upon the rates prevailing for risk free instruments, rates on other competing instruments of similar rating and tenor in the domestic market, investors' appetite for such instruments and investor regulations which enable investments in such instruments. Accordingly, during the validity of this resolution, the Bank proposes to issue non-convertible securities including but not limited to bonds and non-convertible debentures (NCDs) by way of private placement at upto 300 basis points (bps) above the rates prevailing for risk free instruments as represented by the respective tenor rupee sovereign bonds for issuances in rupee market. The pricing for each of the issuance/program would be approved by the Board or a Committee of Board.

The Directors recommend the Resolution at Item No. 18 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 18 of the accompanying Notice.

By Order of the Board

P. Sanker
Senior General Manager (Legal)
& Company Secretary

July 27 , 2018
Mumbai
CIN: L65190GJ1994PLC021012
Website: www.icicibank.com
E-mail: investor@icicibank.com

Registered Office:
ICICI Bank Tower
Near Chakli Circle,
Old Padra Road
Vadodara 390 007
Phone:0265-6722286

Corporate Office:
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Phone: 022-26538900
Fax: 022-26531230

NOTICE

ANNEXURE I TO ITEM NOS. 4 AND 7 TO 14 OF THE NOTICE

Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard 2 issued by the Institute of Company Secretaries of India, following information is furnished about the Directors proposed to be appointed/re-appointed.

1. Mr. Vijay Chandok

Name of the Director	Vijay Chandok
Age	50 years
Date of first appointment on Board	July 28, 2016
Qualification	Bachelor of Technology and Masters in Management Studies.
Brief resume including experience	Mr. Vijay Chandok is an Executive Director on the Board of ICICI Bank. Mr. Chandok joined the ICICI Group in 1993. In his 23 years with the ICICI Group, he has worked in corporate banking, prior to leading the SME business and the International Banking Group. He was also the Head of ICICI Bank's Retail Assets and Rural & Agri Banking Group and Vice Chairman of ICICI Home Finance Company Limited in 2008-2009. He also led the integration of the erstwhile Sangli Bank with ICICI Bank. He is on the Board of ICICI Investment Management Company Limited, ICICI Bank UK PLC and ICICI Bank Canada. He also chairs the ICICI Investment Management Company which managed the Emerging India Fund and Private Equity Fund.
	Under Mr. Chandok's leadership, ICICI Bank has won awards for being India's Best Bank in SME financing (private sector) in 2008 (by Dun & Bradstreet) and the Asian Banker Award for Excellence in SME Banking in Asia Pacific, Central Asia and Gulf Region in 2009.
	In the International Banking space (IBG), Mr. Chandok has been focusing on strengthening the Bank's franchise across overseas locations (16 locations including subsidiaries in UK & Canada) through leveraging the economic corridors between India and the rest of the world, initiating and developing banking relationships with MNC corporates and building a stable and diversified international funding base. During his tenure, IBG has won several awards including The Best Borrower from India by Finance Asia for four consecutive years (2012-2015) & Dun & Bradstreet's Best Bank in Private sector for International Business Development consecutively for five years (2011-2015).
Expertise in specific functional areas	Mr. Chandok's responsibilities include SME business, Commercial banking and International Banking Group of the Bank.

19

Other Directorships	1. ICICI Bank UK PLC
	2. ICICI Bank Canada
	3. ICICI Investment Management Company Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held	**ICICI Bank Limited** 1. Asset Liability Management Committee 2. Committee of Executive Directors 3. Committee for Identification of wilful defaulters/non-cooperative borrowers 4. Committee of Senior Management **ICICI Bank UK PLC** 1. Board Governance Committee 2. Board Credit Committee 3. Board Risk Committee 4. Board Conduct Risk Committee **ICICI Bank Canada** 1. Risk Committee 2. Conduct Review Committee
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 20, 2018)	34,450 equity shares
No. of board meetings attended during the year	12
Terms and conditions of appointment or re-appointment including remuneration	Wholetime Director liable to retire by rotation. Terms of remuneration are as approved by RBI and shareholders from time to time. The details of remuneration last drawn within the terms as approved by the shareholders and as approved by RBI is as below: Basic salary – ₹ 1,526,630 per month Supplementary allowance – ₹ 1,121,473 per month

2. Ms. Neelam Dhawan

Name of the Director	Neelam Dhawan
Age	58 years
Date of first appointment on Board	The Board at its Meeting held on January 12, 2018 approved the appointment of Ms. Neelam Dhawan as an Additional Independent Director of the Bank for five years with effect from January 12, 2018 to January 11, 2023 subject to the approval of shareholders.
Qualification	MBA – Faculty of Management Studies, Bachelor of Arts (Hons) Economics

NOTICE

Brief resume including experience	Ms. Neelam Dhawan has over 35 years of experience in the information technology industry. Starting from 1982, she has held various positions across HCL, IBM, Microsoft and Hewlett Packard. She has been Managing Director and leader of the Country businesses for 11 years for Microsoft and later Hewlett Packard in India. Ms. Dhawan's last assignment was that of Vice President for Global Industries, Strategic Alliances and Inside Sales for Asia Pacific and Japan, for Hewlett Packard Enterprise. She retired on December 31, 2017. Ms. Dhawan is an Economics Graduate from St. Stephen's College, Delhi University. She also has a MBA degree from Faculty of Management Studies, University of Delhi, India. Over several years, leading business journals such as Fortune (international edition), Forbes and Business Today have recognised her as one of the Most Powerful Women in Business.
Expertise in specific functional areas	Ms. Dhawan is a member of the Global Supervisory Board of Royal Philips, Netherlands since 2012 which helped her extend her experience of information technology industry to the healthcare sector.
Other Directorships	1. Royal Philips N.V., Supervisory Board Member
Chairmanship/Membership of Committees in Companies in which position of Director is held	**ICICI Bank Limited** 1. Board Governance, Remuneration & Nomination Committee - Chairperson 2. Information Technology Strategy Committee - Chairperson 3. Customer Service Committee 4. Fraud Monitoring Committee **Royal Philips NV** 1. Audit Committee
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 20, 2018)	Nil
No. of board meetings attended during the year	2
Terms and conditions of appointment or re-appointment including remuneration	Appointed as Independent Director for a term of five years with effect from January 12, 2018 to January 11, 2023 subject to approval of shareholders. As an independent director, she is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board and ₹ 20,000 for each meeting of the IT Strategy Committee and Customer Service Committee attended by her. She is also entitled to a profit linked commission of ₹ 1,000,000 per annum subject to availability of profits at the end of the year. During FY2018, she was paid ₹ 240,000 as sitting fees for her attendance at the Board and Committee meetings and is entitled to be paid profit related commission of ₹ 216,438 (on pro-rata basis) for FY18.

3. Mr. Uday Chitale

Name of the Director	Uday Chitale
Age	68 years
Date of first appointment on Board	The Board at its Meeting held on January 17, 2018 approved the appointment of Mr. Uday Chitale as an Additional Independent Director of the Bank for five years with effect from January 17, 2018 to January 16, 2023 subject to the approval of shareholders.

Qualification	Bachelor of Commerce, Fellow Member of The Institute of Chartered Accountants of India
Brief resume including experience	Mr. Uday Chitale was appointed on the Board of ICICI Bank in January, 2018. He is a Chartered Accountant with over 43 years' standing and is Senior Partner of M. P. Chitale & Co. His professional experience encompasses auditing & assurance and business/management advisory services to diverse mix of corporate clients including banking and financial institutions. Mr. Chitale is also active in the field of arbitration and conciliation and passionately promotes and works for spreading awareness of ADR to resolve commercial disputes. He is accredited mediator on the panel of experts of CEDR (UK). Mr. Chitale has served on the boards of prominent companies and notably, he was a board member during ICICI Bank's formative years during 1997-2005. He was also a director and VP-Asia Pacific of the global association of accounting firms, DFK International.
Expertise in specific functional areas	Mr. Chitale has experience in corporate auditing, commercial dispute resolution (mediation/conciliation and arbitration), business negotiations and valuation. He had been on the Board of ICICI Bank between August 21, 1997 to August 20, 2005. He is on the board of several companies including the Bank's subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Prudential Pension Funds Management Company Limited.
Other Directorships	1. Axis Mutual Fund Trustee Limited 2. ICICI Prudential Pension Funds Management Company Limited 3. India Infradebt Limited 4. ICICI Lombard General Insurance Company Limited 5. Indian Council for Dispute Resolution
Chairmanship/Membership of Committees in Companies in which position of Director is held	**ICICI Bank Limited** 1. Audit Committee – Chairman 2. Customer Service Committee 3. Fraud Monitoring Committee 4. Stakeholders Relationship Committee **Axis Mutual Fund Trustee Limited** 1. Audit Committee **ICICI Prudential Pension Funds Management Company Limited** 1. Board Risk Management and Audit Committee **India Infradebt Limited** 1. Audit Committee – Chairman 2. Board Nomination and Remuneration committee - Chairman 3. Corporate Social Responsibility Committee 4. Risk Management Committee **ICICI Lombard General Insurance Company Limited** 1. Audit Committee 2. Corporate Social Responsibility Committee - Chairman 3. Risk Management Committee 4. Board Nomination and Remuneration Committee - Chairman
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 20, 2018)	Nil

22

NOTICE

No. of board meetings attended during the year	2
Terms and conditions of appointment or re-appointment including remuneration	Appointed as Independent Director for a term of five years with effect from January 17, 2018 to January 16, 2023 subject to approval of shareholders. As an independent director, he is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board, ₹ 50,000 for each meeting of Audit Committee and ₹ 20,000 for each meeting of the Customer Service Committee, Fraud Monitoring Committee and Stakeholders Relationship Committee attended by him. He is also entitled to a profit linked commission of ₹ 1,000,000 per annum subject to availability of profits at the end of the year. During FY2018, he was paid ₹ 360,000 as sitting fees for his attendance at the Board and Committee meetings and is entitled to be paid profit related commission of ₹ 202,740 (on a pro-rata basis) for FY18.

4. Mr. Radhakrishnan Nair

Name of the Director	Radhakrishnan Nair
Age	63 years
Date of first appointment on Board	The Board at its Meeting held on May 2, 2018 approved the appointment of Mr. Radhakrishnan Nair as an Additional Independent Director of the Bank for five years with effect from May 2, 2018 to May 1, 2023 subject to the approval of shareholders.
Qualification	MSc, LLB, MBA Financial Management, Diploma in Securities Law
Brief resume including experience	Mr. Radhakrishnan Nair, aged 63, holds degrees in Science, Securities Laws, Management and Law. He has around forty years of experience in the banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank in August 1976 and in 2003 he became General Manager, in charge of Recovery Management Division, Legal Service Division and Credit Risk Management Division and development of priority sector lending and regional rural banks. He has also served as the Managing Director of Corporation Bank Securities Limited. During his tenure at Corporation Bank, he was responsible for development of priority sector lending and regional rural bank which covered the areas of agriculture, small scale industry and other priority sector areas. In July 2005, he became an Executive Director at Securities and Exchange Board of India (SEBI), where he handled the Investment Management Department (mutual funds, venture capital funds and foreign venture capital investors), Corporate Debt Department, Economic and Policy Analysis Department, Office of Investor Assistance and Education and Surveillance. In March 2010, he joined Insurance Regulatory and Development Authority of India (IRDAI) as Member (Finance and Investment). During his tenure he ushered in new investment and accounting regulations for the life insurance and general insurance sectors. He was also involved in framing the new regulatory architecture for Unit Linked Insurance Plans and also chaired the committee on implementing IFRS and the new corporate governance framework for insurers.
Expertise in specific functional areas	Mr. Nair has special knowledge and practical experience in, inter alia, accountancy, agriculture and rural economy, banking, co-operation, economics and finance.

Other Directorships	1. ICICI Securities Primary Dealership Limited 2. Touchstone Regulatory Advisors Private Limited 3. ICICI Prudential Life Insurance Company Limited 4. Inditrade Microfinance Limited 5. Geojit Financial Services Limited 6. JRG Fincorp Limited 7. Inditrade Housing Finance Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held	**ICICI Bank Limited** 1. Audit Committee 2. Corporate Social Responsibility Committee - Chairman 3. Credit Committee **ICICI Prudential Life Insurance Company Limited** 1. Board Audit Committee 2. Board Investment Committee 3. With Profits Committee 4. Strategy Committee - Chairman **ICICI Securities Primary Dealership Limited** 1. Risk Management Committee – Chairman
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 20, 2018)	Nil
No. of board meetings attended during the year	Not applicable
Terms and conditions of appointment or re-appointment including remuneration	Appointed as Independent Director for a term of five years with effect from May 2, 2018 to May 1, 2023 subject to approval of shareholders. As an independent director, he is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board, ₹ 50,000 for each meeting of Audit Committee and ₹ 20,000 for each meeting of the Corporate Social Responsibility Committee and Credit Committee attended by him. He is also entitled to a profit linked commission of ₹ 1,000,000 per annum subject to availability of profits at the end of the year.

5. Mr. M. D. Mallya

Name of the Director	M. D. Mallya
Age	65 years
Date of first appointment on Board	The Board at its Meeting held on May 29, 2018 approved the appointment of Mr. M. D. Mallya as an Additional Independent Director of the Bank for five years with effect from May 29, 2018 to May 28, 2023 subject to the approval of shareholders.
Qualification	B.E., PGDM

NOTICE

Brief resume including experience	Mr. M. D. Mallya, aged 65 years is Ex-Chairman and Managing Director of Bank of Baroda. Prior to joining Bank of Baroda, he was the Chairman & Managing Director of Bank of Maharashtra. He started his banking career from Corporation Bank in August 1976. In a career spanning over 36 years, he acquired a rich experience in banking at various positions and assignments. His tenure as Executive Director of Oriental Bank of Commerce (OBC) was marked by several new initiatives and providing leadership inputs, the merger of erstwhile Global Trust Bank with OBC etc. Under the able and dynamic leadership of Mr. M. D. Mallya, as Chairman & Managing Director, Bank of Maharashtra had made rapid strides in all its spheres of activities, like business growth, technology, HR, organisational restructuring, etc. During the working tenure Mr. M. D. Mallya had been associated with various committees of Indian Banks' Association (IBA) and National Institute of Bank Management (NIBM), Pune like - Member of the Managing Committee of IBA and Standing Committee on Legal and Banking Operations of IBA, Member of the Governing Board of NIBM, Finance Committee of NIBM and Campus Committee of NIBM, Member of the Governing Council of Indian Institute of Banking and Finance & Member of the Governing Council of Institute of Banking Personnel Selection.
Expertise in specific functional areas	Mr. Mallya has been actively involved in lending to the rural sector during his long association with the banks where he was serving, and also as a representative of the banks as Chairman of IBA interacting with the Government and the RBI. The engagement during Mr. Mallya's association in the banks at Board level provided him an immense opportunity to understand the changing sectoral dimensions of credit in the rural sector. He was thus able to work extensively in bringing the rural population to the formal banking fold harnessing the benefits of technology coupled with developing dedicated field force. Increased thrust in setting up of vocational training centres in rural areas to impart skills to the educated unemployed youth and monitoring their settlement proved to be a great success. The extensive work in rural development activities was recognised by the Government and other bodies and the bank was considered as one of the prominent institutions in playing a critical role in rural development. Mr. Mallya has also engaged extensively with the Government as IBA Chairman in consolidation of Regional Rural Banks (RRBs), their capitalisation, technology upgradation etc. This resulted in a turnaround in the performance of most of the RRBs. He has also played a pivotal role in actively involving and also executing policy framework and overall development of the Agricultural sector.
Other Directorships	1. Emami Limited 2. Seven Islands Shipping Limited 3. Interglobe Aviation Limited 4. Coffee Day Enterprises Limited 5. Milestone Capital Advisors Limited 6. CFM Asset Reconstruction Private Limited 7. Tata Capital Financial Services Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held	**ICICI Bank Limited** 1. Credit Committee 2. Customer Services Committee – Chairman 3. Risk Committee 4. Stakeholders Relationship Committee - Chairman **Interglobe Aviation Limited** 1. Audit Committee – Chairman **Seven Islands Shipping Limited** 1. Audit Committee - Chairman 2. Nomination and Remuneration Committee – Chairman **CFM Asset Reconstruction Private Limited** 1. Audit Committee **Tata Capital Financial Services Limited** 1. Nomination and Remuneration Committee – Chairman
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 20, 2018)	Nil
No. of board meetings attended during the year	Not applicable
Terms and conditions of appointment or re-appointment including remuneration	Appointed as Independent Director for a term of five years with effect from May 29, 2018 to May 28, 2023 subject to approval of shareholders. As an independent director, he is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board, ₹ 20,000 for each meeting of Credit Committee attended by him. He is also entitled to a profit linked commission of ₹ 1,000,000 per annum subject to availability of profits at the end of the year.

6. Mr. Girish Chandra Chaturvedi

Name of the Director	Girish Chandra Chaturvedi
Age	65 years
Date of first appointment on Board	The Board at its Meeting held on June 29, 2018 approved the appointment of Mr. Girish Chaturvedi as Additional Independent Director of the Bank for three years with effect from July 1, 2018 to June 30, 2021 subject to the approval of shareholders. The Board at the above Meeting also approved the appointment of Mr. Chaturvedi as non-executive part time Chairman with effect from July 1, 2018 or the date of RBI approval whichever is later till June 30, 2021. RBI has granted its approval on July 17, 2018.
Qualification	M.Sc. (Social Policy and Planning in Developing Countries), London School of Economics, University of London, United Kingdom; M.Sc. (Physics), University of Allahabad

NOTICE

Brief resume including experience	Mr. Girish Chaturvedi is currently the Chairman and Member, Warehousing Development and Regulatory Authority of India (post retirement from the Indian Administrative Service). He has served in Government of India at various levels (Secretary, Additional Secretary, Joint Secretary) across a number of sectors, including Banking, Insurance, Pension, Health, Family Welfare and Petroleum and Natural Gas.
	Mr. Chaturvedi held key positions of Secretary Ministry of Petroleum and Natural Gas, Special Director General (Finance & Accounts) Organising Committee Commonwealth Games, Ministry of Youth Affairs and Sports, Additional/Joint Secretary, Department of Financial Services, Ministry of Finance and Additional Secretary & Mission Director, National Rural Health Mission, Ministry of Health & Family Welfare during his tenure.
	Mr. Chaturvedi had also served in the State Government of Uttar Pradesh in various capacities at important positions, including, Secretary to Chief Minister, Secretary Family Welfare, Additional CEO Greater NOIDA Industrial Development Authority, Trade Tax Commissioner, Managing Director UP State Spinning Company and District Magistrate/Collector at Muzaffarnagar, Saharanpur and Meerut.
Expertise in specific functional areas	Mr. Chaturvedi served as Chairman of Pension Fund Regulatory & Development Authority, Petronet LNG Ltd, Indian Strategic Petroleum Reserves Ltd and Oil Industries Development Board. He had also served as Director (Government Nominee) on the Boards of Canara Bank, Bank of Baroda, IDBI Bank Ltd, IDFC Ltd, GIC Re of India, New India Assurance Co. Ltd, United India Insurance Co. Ltd, Agriculture Insurance Co. of India, Institute of Banking Personnel Selection and National Insurance Academy.
Other Directorships	None
Chairmanship/Membership of Committees in Companies in which position of Director is held	ICICI Bank Limited 1. Board Governance, Remuneration & Nomination Committee
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 20, 2018)	Nil
No. of board meetings attended during the year	Not applicable

Terms and conditions of appointment or re-appointment including remuneration	Appointed as Independent Director for a term of three years with effect from July 1, 2018 to June 30, 2021 subject to approval of shareholders. As an independent director, he is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board.
	As a non-executive Chairman he will be entitled to a remuneration of ₹ 3,500,000 per annum for the first year till June 30, 2019, ₹ 4,000,000 per annum for second year till June 30, 2020 and ₹ 4,500,000 per annum for third year till June 30, 2021 subject to such remuneration being approved by RBI.
	He will also be entitled to maintenance of a Chairman's office at the Bank's expense, free use of Bank's car for official purposes, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

7. Mr. Sandeep Bakhshi

Name of the Director	Sandeep Bakhshi
Age	58 years
Date of first appointment on Board	The Board at its Meeting held on June 18, 2018 approved the appointment of Mr. Sandeep Bakhshi as wholetime Director and Chief Operating Officer (Designate).
Qualification	Bachelor of Mechanical Engineering,Post Graduate Degree in Management
Brief resume including experience	Mr. Sandeep Bakhshi has been the Managing Director & CEO, of ICICI Prudential Life Insurance Company, since August 1, 2010. During his tenure, ICICI Prudential Life Insurance Co. has been a leading private life insurance company in the country. Prior to this role, Mr. Bakhshi was the Deputy Managing Director of ICICI Bank. In this role he headed the retail and subsequently the wholesale business at the Bank. Before moving to the Bank, Mr. Bakhshi was the MD & CEO of ICICI Lombard General Insurance. Under his leadership, ICICI Lombard grew to be a leading private general insurance company in the country. Mr. Bakhshi has extensive experience of leading both corporate and retail businesses across ICICI Group. He started his career with ICICI Ltd. in 1986. He looked after the corporate clients for the Northern and Eastern regions of ICICI Limited before joining ICICI Lombard in 2002. His work responsibilities included business development, project appraisals, project monitoring and business re-structuring.
Expertise in specific functional areas	Mr. Bakhshi is responsible for handling all the businesses and corporate centre functions at the Bank.
Other Directorships	1. ICICI Prudential Life Insurance Company Limited 2. ICICI Prudential Pension Funds Management Company Limited 3. ICICI Prudential Asset Management Company Limited 4. ICICI Lombard General Insurance Company Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held	None
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None

NOTICE

No. of equity shares held in the Company (as on July 20, 2018)	452,805 equity shares
No. of board meetings attended during the year	Not applicable
Terms and conditions of appointment or re-appointment including remuneration	Wholetime Director liable to retire by rotation. Terms of remuneration would be as approved by RBI and shareholders from time to time.

By Order of the Board

P. Sanker
Senior General Manager (Legal)
& Company Secretary

July 27 , 2018
Mumbai
CIN: L65190GJ1994PLC021012
Website: www.icicibank.com
E-mail: investor@icicibank.com

Registered Office:
ICICI Bank Tower
Near Chakli Circle,
Old Padra Road
Vadodara 390 007
Phone:0265-6722286

Corporate Office:
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Phone: 022-26538900
Fax: 022-26531230

MAP SHOWING LOCATION OF THE VENUE OF THE TWENTY-FOURTH ANNUAL GENERAL MEETING OF ICICI BANK LIMITED

Venue:

Sir Sayajirao Nagargruh,
Vadodara Mahanagar Seva Sadan,
Near GEB Colony, Old Padra Road, Akota,
Vadodara – 390 020


Vadodara Jn.
GEB Circle
Alkapuri Road
Underpass
Race Course Road
Bird Circle
Jetalpur Road
Old Padra Road
BPC Road
Urmi Road
Dinesh Mill Road
Havmor Circle
SIR SAYAJIRAO NAGARGRUH
Akota Road
Galleria Mall
BPC Road
Akota Road
Shrenik Park Circle

Landmark: Next to Galleria Mall

ICICI Bank

ICICI Bank Limited

(CIN: L65190GJ1994PLC021012)

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051

Email: investor@icicibank.com, Website: www.icicibank.com, Phone: 022-26538900, Fax: 022-26531230

ATTENDANCE SLIP

TWENTY-FOURTH ANNUAL GENERAL MEETING

Wednesday, September 12, 2018 at 11.30 a.m.

I/We hereby record my/our presence at the Twenty-fourth Annual General Meeting held at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara – 390020

....

Member's Folio/DP ID-Client ID No — Member's/Proxy's name in Block Letters — Member's/Proxy's Signature

Notes:

1. Please write the Folio/DP ID-Client ID No. and name, sign this Attendance Slip and hand it over at the Attendance Verification Counter at the ENTRANCE OF THE MEETING HALL.
2. Members holding shares in physical form are requested to advise the change in their address, if any, to 3i Infotech Limited, Tower #5, 3rd Floor, International Infotech Park, Vashi Railway Station Complex, Vashi, Navi Mumbai - 400 703, quoting their Folio Number(s). Members holding shares in electronic form may update such details with their respective Depository Participant(s).
3. **Members are requested to bring this slip along with them as duplicate slips will not be issued at the venue of the Meeting.**
4. Please read carefully the instructions given in the Notice of the Twenty-fourth Annual General Meeting under the heading 'Voting through electronic means'.

PLEASE CUT HERE AND BRING THE ABOVE ATTENDANCE SLIP TO THE MEETING HALL

ICICI Bank

ICICI Bank Limited

(CIN: L65190GJ1994PLC021012)

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051

Email: investor@icicibank.com, Website: www.icicibank.com, Phone: 022-26538900, Fax: 022-26531230

PROXY FORM

TWENTY-FOURTH ANNUAL GENERAL MEETING

Wednesday, September 12, 2018 at 11.30 a.m.

I/We, being the Member(s), holding...shares of the above named company, hereby appoint:

(1) Name .... Address ....

Email Id .... Signature .... or failing him/her;

(2) Name .... Address ....

Email Id .... Signature .... or failing him/her;

(3) Name .... Address ....

Email Id .... Signature ....

as my/our proxy to attend and vote (on a poll) for me/us and on my/our behalf at the Twenty-fourth Annual General Meeting of the Company, to be held on Wednesday, September 12, 2018 at 11.30 a.m. at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390020 and at any adjournment thereof in respect of such resolutions as are indicated below:

Sr. No.	Resolutions	Optional*	
		For	Against
Ordinary Business			
1.	Adoption of Financial Statements for the financial year ended March 31, 2018		
2.	Confirmation of interim dividend on preference shares and declare the interim dividend as final dividend		
3.	Declaration of dividend on equity shares		
4.	Re-appointment of Mr. Vijay Chandok (DIN:01545262) who retires by rotation and, being eligible, offers himself for re-appointment		
5.	Appointment of Statutory Auditors		
6.	Appointment of Branch Auditors		
Special Business			
7.	Ordinary Resolution for appointment of Ms. Neelam Dhawan (DIN:00871445) as an Independent Director		
8.	Ordinary Resolution for appointment of Mr. Uday Chitale (DIN:00043268) as an Independent Director		
9.	Ordinary Resolution for appointment of Mr. Radhakrishnan Nair (DIN:07225354) as an Independent Director		
10.	Ordinary Resolution for appointment of Mr. M. D. Mallya (DIN:01804955) as an Independent Director		
11.	Ordinary Resolution for appointment of Mr. Girish Chandra Chaturvedi (DIN:00110996) as an Independent Director		
12.	Ordinary Resolution for appointment of Mr. Girish Chandra Chaturvedi (DIN:00110996) as Non-Executive (Part-time) Chairman		
13.	Ordinary Resolution for appointment of Mr. Sandeep Bakhshi (DIN:00109206) as Director		
14.	Ordinary Resolution for appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as Wholetime Director and Chief Operating Officer (Designate)		
15.	Special Resolution for amendment to Capital Clause of the Memorandum of Association		
16.	Special Resolution for amendment to Article 5(e) of the Articles of Association		
17.	Special Resolution for amendment to the definition of Exercise Period under Employees Stock Option Scheme-2000		
18.	Special Resolution for private placement of securities under Section 42 of the Companies Act, 2013		

Signed this ....day of 2018

Member's Folio/DP ID-Client ID No. ....Signature of Member(s) ....

Signature of Proxy holder(s)..

Affix Revenue Stamp ₹ 1/-

Note:

1. This form of proxy in order to be effective should be duly completed and deposited at the Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.
2. For the Resolutions, Explanatory Statement and Notes, please refer to the Notice of the Twenty-fourth Annual General Meeting.
3. * It is optional to put a 'X' in the appropriate column against the Resolutions indicated in the Box. If you leave the 'For' or 'Against' column blank against any or all Resolutions, your Proxy will be entitled to vote in the manner as he/she thinks appropriate.
4. Please complete all details including details of member(s) in above box before submission.

EVSN (Electronic Voting Sequence Number)	User Id	Password
180702029	Please refer to Note (d) of the Notice	